SECURITIES AND EXCHANGE COMMISSION
              WASHINGTON, D.C.  20549
                     FORM 11-K


 X   Annual Report Pursuant to Section 15 (d) of
---
the Securities Exchange Act of 1934
       For the Fiscal Year Ended October 31, 1997

      Transition Report Pursuant to Section 15 (d)
----
of the Securities Exchange Act of 1934 For the
transition period from         to
                        -----      ------
 Commission file number:

       Harnischfeger Industries
         Employees' Savings Plan        1-9299

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN

B.   Name of issuer of the securities held
pursuant to the Plan and the address of its principal executive office:

           Harnischfeger Industries, Inc.
               3600 South Lake Drive
         St. Francis, Wisconsin  53235-3716

         REPORT OF INDEPENDENT ACCOUNTANTS
         ----------------------------------

To the Participants and Administrator of the Harnischfeger Industries
  Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Harnischfeger Industries Employees' Savings Plan
(the "Plan") at October 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP

April 27, 1998


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1997


                                             Fidelity
                                Fidelity     Equity
                                Magellan     Income           Fixed Income
                                Fund         Fund             Fund
                              ------------   -----------     -----------------
ASSETS:                          $               $                      $
  Investments -
    Fixed income fund                 -                  -        90,505,365
    Mutual stock funds                -         34,474,806                 -
    Mutual bond fund                  -                  -                 -
    Diversification fund              -                  -                 -
    Harnischfeger common
      stock fund                      -                  -                 -
    Growth fund              62,096,161                  -                 -
    Loans to participants             -                  -                 -
                             -----------        ----------        ----------
     Total Investments       62,096,161         34,474,806        90,505,365
                             -----------        ----------        ----------
 Receivables -
    Employee contributions      121,551             80,809           134,593
                            -----------          ----------        ----------
     Total Assets            62,217,712         34,555,615        90,639,958

LIABILITIES:
  Payables -
   Accrued expenses                   -                  -            17,951
                            -----------         ----------        ----------
     Total Liabilities                -                  -            17,951
                            -----------         ----------        ----------
NET ASSETS AVAILABLE
  FOR BENEFITS               62,217,712         34,555,615        90,622,007
                            ===========         ==========        ==========



The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1997


                                  Fidelity          Fidelity      Spartan
                              Intermediate         Overseas        U.S. Equity
                                 Bond Fund         Fund          Index Fund
                              ------------        --------       -----------
ASSETS:                          $                  $                    $
  Investments -
    Fixed income fund                 -                  -                  -
    Mutual stock funds                -          7,378,819         14,448,834
    Mutual bond fund          3,078,489                  -                  -
    Diversification fund              -                  -                  -
    Harnischfeger common
      stock fund                      -                  -                  -
    Growth fund                       -                  -                  -
    Loans to participants             -                  -                  -
                              ------------     ------------       ------------
     Total Investments        3,078,489          7,378,819         14,448,834
                              ------------     ------------       ------------
RECEIVABLES:
 Receivables -
    Employee contributions       26,294             17,586             35,561
                              ------------     ------------       ------------
     Total Assets             3,104,783          7,396,405         14,484,395
LIABILITIES:
  Payables -
   Accrued expenses                   -                  -                  -
                             ------------        ------------     ------------
     Total Liabilities                -                  -                  -
                              ------------       ------------     ------------
NET ASSETS AVAILABLE
    FOR BENEFITS              3,104,783           7,396,405        14,484,395
                              ============      ============      ============


The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1997



                             Harnischfeger         Fidelity        PIMCO
                              Common Stock     Asset Manager      Total Return
                                Fund                    Fund         Fund
                             --------------      -------------   -------------
ASSETS:                          $                   $                 $
  Investments -
    Fixed income fund                   -                  -               -
    Mutual stock funds                  -                  -               -
    Mutual bond fund                    -                  -          599,249
    Diversification fund                -          4,227,919                -
    Harnischfeger common
      stock fund               31,221,844                  -                -
    Growth fund                         -                  -                -
    Loans to participants               -                  -                -
                                ----------         ---------          -------
     Total Investments         31,221,844          4,227,919          599,249
                                ----------         ---------          -------
RECEIVABLES:
 Receivables -
    Employee contributions         18,483              8,946           18,304
                                ----------         ---------          -------
     Total Assets              31,240,327          4,236,865          617,553

LIABILITIES:
  Payables -
   Accrued expenses                     -                  -                -
                                ----------         ---------          -------
     Total Liabilities                  -                  -                -
                                ----------         ---------          -------
NET ASSETS AVAILABLE
   FOR BENEFITS                31,240,327          4,236,865          617,553
                              ============         =========          =======

The accompanying notes are an integral
part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1997


                                           PIMCO
                                PBHG      Capital
                              Growth       Appreciation       Loans To
                                Fund         Fund            Participants
                              ------       ------------        ------------
ASSETS:                       $            $                $
  Investments -
    Fixed income fund                  -              -                  -
    Mutual stock funds                 -              -                  -
    Mutual bond fund                   -              -                  -
    Diversification fund               -              -                  -
    Harnischfeger common
      stock fund                       -              -                  -
    Growth fund                3,305,139      3,177,390                  -
    Loans to participants              -              -          5,294,933
                               ---------      ---------          ---------
     Total Investments         3,305,139      3,177,390          5,294,933
                               ---------      ---------          ---------
RECEIVABLES:
 Receivables -
    Employee contributions        10,714          6,210                  -
                               ---------      ---------          ---------
     Total Assets              3,315,853      3,183,600          5,294,933

LIABILITIES:
  Payables -
   Accrued expenses                    -              -                  -
                               ---------       ---------          ---------
     Total Liabilities                 -              -                  -
                               ---------       ---------          ---------
NET ASSETS AVAILABLE
   FOR BENEFITS                3,315,853      3,183,600           5,294,933
                               =========       =========          =========

The accompanying notes are an integral
part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
 OCTOBER 31, 1997




                                     Total
                                    ----------
ASSETS:                              $
  Investments -
    Fixed income fund                  90,505,365
    Mutual stock funds                 56,302,459
    Mutual bond fund                    3,677,738
    Diversification fund                4,227,919
    Harnischfeger common
      stock fund                       31,221,844
    Growth fund                        68,578,690
    Loans to participants               5,294,933
                                     ------------
     Total Investments                259,808,948
                                     ------------
RECEIVABLES:
 Receivables -
    Employee contributions                479,051
                                       ----------
     Total Assets                     260,287,999

LIABILITIES:
  Payables -
   Accrued expenses                        17,951
                                     ------------
     Total Liabilities                     17,951
                                     ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                        260,270,048
                                     ============
The accompanying notes are an integral
part of these financial statements.

/TABLE

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
  OCTOBER 31, 1996

                                              Fidelity
                               Fidelity       Equity
                               Magellan       Income        Fixed Income
                                Fund         Fund            Fund
                              ------------    -----------   -------------
ASSETS:                              $          $                 $
  Investments -
    Fixed income fund                 -                  -     92,577,208
    Mutual stock funds                -         24,554,017              -
    Mutual bond fund                  -                  -              -
    Diversification fund              -                  -              -
    Harnischfeger common
      stock fund                      -                  -              -
    Growth fund              51,848,938                  -              -
    Loans to participants             -                  -              -
                             ----------          ----------     ----------
     Total Investments       51,848,938         24,554,017     92,577,208
                             ----------          ----------    ----------
RECEIVABLES:
 Receivables -
    Employee contributions      233,049             94,474        257,353
                             ----------          ----------     ----------
     Total Assets            52,081,987         24,648,491     92,834,561

LIABILITIES:
  Payables -
   Accrued expenses                   -                  -        109,603
                             ----------         ----------     ----------
     Total Liabilities                -                  -        109,603
                             ----------         ----------     ----------
NET ASSETS AVAILABLE
   FOR BENEFITS              52,081,987         24,648,491     92,724,958
                             ==========         ==========     ==========

The accompanying notes are an integral
 part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 1996


                             Fidelity           Fidelity            Fidelity
                            Intermediate        Overseas         U.S. Equity
                               Bond Fund         Fund         Index Fund
                       -------------       ------------        ------------
ASSETS:                         $            $                   $
  Investments -
    Fixed income fund               -                 -                  -
    Mutual stock funds              -         5,418,419          7,332,578
    Mutual bond fund        3,055,470                 -                  -
    Diversification fund            -                 -                  -
    Harnischfeger common
      stock fund                    -                 -                  -
    Growth fund                     -                 -                  -
    Loans to participants           -                 -                  -
                            ---------          ---------           ---------
     Total Investments      3,055,470         5,418,419          7,332,578
                            ---------          ---------           ---------
RECEIVABLES:
 Receivables -
    Employee contributions     16,550            31,278             43,288
                            ---------          ---------           ---------
     Total Assets           3,072,020          5,449,697           7,375,866
LIABILITIES:
  Payables -
   Accrued expenses                 -                  -                   -
                            ---------          ---------           ---------
     Total Liabilities              -                  -                   -
                            ---------          ---------           ---------
NET ASSETS AVAILABLE
   FOR BENEFITS             3,072,020          5,449,697           7,375,866
                            =========          =========           =========

The accompanying notes are an integral
 part of these financial statements.

  HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
  OCTOBER 31, 1996

                        Harnischfeger           Fidelity
                        Common Stock      Asset Manager            Loans To
                         Fund                    Fund           Participants
                    -------------------   ------------          ------------
ASSETS:                          $              $                 $
  Investments -
    Fixed income fund                -               -                    -
    Mutual stock funds               -               -                    -
    Mutual bond fund                 -               -                    -
    Diversification fund             -       3,072,206                    -
    Harnischfeger common
      stock fund            33,100,688               -                    -
    Growth fund                      -               -                    -
    Loans to participants            -               -            5,190,823
                            ----------       ----------           ---------
     Total Investments      33,100,688       3,072,206            5,190,823
                            ----------       ----------           ---------
RECEIVABLES:
 Receivables -
    Employee contributions      33,364          13,843                    -
                            ----------       ----------           ---------
     Total Assets           33,134,052       3,086,049            5,190,823

LIABILITIES:
  Payables -
   Accrued expenses                  -               -                    -
                            ----------        ---------           ---------
     Total Liabilities               -               -                    -
                            ----------        ---------           ---------
NET ASSETS AVAILABLE
    FOR BENEFITS            33,134,052       3,086,049           5,190,823
                         ==========          =========           =========
The accompanying notes are an integral
 part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
OCTOBER 31, 1996

                                            Total
                                             ----------
ASSETS:                                    $
  Investments -
    Fixed income fund                         92,577,208
    Mutual stock funds                        37,305,014
    Mutual bond fund                           3,055,470
    Diversification fund                       3,072,206
    Harnischfeger common
      stock fund                              33,100,688
    Growth fund                               51,848,938
    Loans to participants                      5,190,823
                                             -----------
     Total Investments                        226,150,347
                                              -----------
RECEIVABLES:
 Receivables -
    Employee contributions                        723,199
                                              -----------
     Total Assets                             226,873,546

LIABILITIES:
 Payables -
   Accrued expenses                               109,603
                                               -----------
     Total Liabilities                            109,603
                                               -----------
NET ASSETS AVAILABLE FOR BENEFITS             226,763,943
                                               ===========

The accompanying notes are an integral
 part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1997


                                 Fidelity         Fidelity
                                 Magellan        Equity Income    Fixed Income
                                 Fund                Fund            Fund
                                 --------      -------------        ------------
                                   $            $            $

Interest and dividend income      1,890,719       1,773,793          5,651,815

Realized gains (losses)on
  sales of investments            1,191,213         640,409                  -

Unrealized appreciation
 (depreciation) of investments   10,796,938       4,988,690                  -

Employee contributions            5,324,170       3,110,603          6,242,818

Interfund transfers              (5,253,098)      1,194,213         (2,609,515)
Withdrawals and distributions    (3,845,042)     (1,861,799)       (11,562,833)
                             -------------       ------------      ------------

   Net Increase (Decrease)       10,104,900       9,845,909         (2,277,715)

          IMPCO Assets
            Transferred In           30,825           9,549              8,595

          MPH Assets
            Transferred In                -               -            166,169

          Morris Assets
            Transferred In                -          51,666                  -
          Net assets at
            beginning of year    52,081,987      24,648,491         92,724,958
                               -----------      -----------         -----------
          Net assets at
            end of year          62,217,712      34,555,615         90,622,007
                             ===========        ===========         ===========

The accompanying notes are an integral
 part of these financial statements.

 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1997

                              Fidelity           Fidelity             Spartan
                           Intermediate           Overseas         U.S. Equity
                                Bond Fund         Fund              Index Fund
                         ------------          ---------         -----------
                                   $            $            $

Interest and dividend income    203,214             365,990            296,287

Realized gains (losses)on
  sales of investments           (6,189)             78,021            648,925

Unrealized appreciation
 (depreciation) of investments    26,180            483,022          1,938,067

Employee contributions           514,953          1,064,395          1,698,361

Interfund transfers             (441,997)             1,179          2,995,229

Withdrawals and distributions   (283,615)          (244,533)          (747,306)
                               ----------         ----------          ----------
  Net Increase (Decrease)         12,546          1,748,074          6,829,563
          IMPCO Assets
            Transferred In           898               (567)             8,161

          MPH Assets
            Transferred In             -            199,201            270,805
          Morris Assets
            Transferred In        19,319                  -                  -
          Net assets at
            beginning of year  3,072,020           5,449,697         7,375,866
                              -----------         ----------         -----------
          Net assets at
            end of year        3,104,783           7,396,405        14,484,395
                               ==========         ==========         ===========

The accompanying notes are an integral part of these financial statements.

 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1997


                         Harnischfeger           Fidelity        PIMCO
                         Common Stock      Asset Manager        Total Return
                               Fund                Fund         Fund
                        -------------      -------------        ------------
                                   $            $             $

Interest and dividend income    333,816          276,991            16,984

Realized gains (losses)on
  sales of investments          408,434           26,655              (290)

Unrealized appreciation
 (depreciation) of
 investments                   (691,257)         342,372            11,169

Employee contributions        1,058,709          507,962            87,408

Interfund transfers          (1,410,417)          (1,305)           470,368

Withdrawals and
 distributions               (1,600,993)           (212,181)      (5,628)
                           -----------         ----------           ---------
 Net Increase (Decrease)     (1,901,708)            940,494            580,011

          IMPCO Assets
            Transferred In        7,983               3,042                -

          MPH Assets
            Transferred In              -            -              21,025

          Morris Assets
            Transferred In              -             207,280       16,517

          Net assets at
            beginning
            of year            33,134,052           3,086,049            -
                               -----------         ----------        --------
          Net assets at
            end of year        31,240,327          4,236,865         617,553
                          ===========         ==========            ========

The accompanying notes are an integral part of these financial statements.

 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1997

                                      PBHG             Capital
                                    Growth        Appreciation           Loans to
                                      Fund         Fund        Participants
                                    ------        ------------       ------------
                                      $                $           $

Interest and dividend income               6,692            118,330            -

Realized gains (losses)on
  sales of investments                   (36,676)         884            -

Unrealized appreciation
 (depreciation) of investments            97,735            402,632            -

Employee contributions                    515,917             315,039            -

Interfund transfers                    2,577,616          2,310,121             167,606

Withdrawals and distributions            (17,816)            (25,828)          (134,659)
                                       ----------        -----------           ---------

    Net Increase (Decrease)            3,143,468           3,121,178       32,947

          IMPCO Assets
            Transferred In                   378            -              10,000

          MPH Assets
            Transferred In               131,423            62,422       41,705

          Morris Assets
            Transferred In                40,584            -            19,458

          Net assets at
            beginning of year                  -            -             5,190,823
                                       ----------         ----------          ----------
          Net assets at
            end of year                3,315,853           3,183,600          5,294,933
                                       ==========         ==========          ==========

The accompanying notes are an integral part of these financial statements.

 HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
 FOR THE YEAR ENDED OCTOBER 31, 1997

                                                  Total
                                                   -----------
                                                $

Interest and dividend income                             10,934,631

Realized gains (losses)on
  sales of investments                                    2,951,386

Unrealized appreciation
 (depreciation) of investments                           18,395,548

Employee contributions                                   20,440,335

Interfund transfers                                  -

Withdrawals and distributions                           (20,542,233)
                                                  ------------

          Net Increase (Decrease)                        32,179,667

          IMPCO Assets Transferred In                  68,864

          MPH Assets Transferred In                         851,045

          Morris Assets Transferred In  -                   406,529

          Net assets at beginning of year               226,763,943
                                                  ------------
          Net assets at end of year                     260,270,048
                                                  ============

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1996

                                         Fidelity           Fidelity
                                         Magellan      Equity Income        Fixed Income
                                      Fund         Fund         Fund
                                         --------      -------------        ------------
                                   $            $            $

Interest and dividend income                 9,567,460           1,092,686          5,237,385
Realized gains (losses)on
  sales of investments                      (1,185,031)            208,911            -

Unrealized appreciation
 (depreciation) investments                 (4,375,827)          2,446,087            -

Employee contributions                       5,857,238           2,284,947          6,726,138

Interfund transfers                             27,400          3,575,755          (9,605,706)
Withdrawals and distributions               (2,505,748)           (904,764)        (9,580,024)
                                     ------------         ----------        ------------
          Net Increase (Decrease)            7,385,492           8,703,622         (7,222,207)

          J&L Assets
            Transferred In                     741,074           2,347,611          1,632,164

          BCH Assets
            Transferred In                     -            -             136,680
          IMPCO Assets
            Transferred In                   1,400,938          1,197,649          11,761,015

          Net assets at
            beginning of year               42,554,483          12,399,609         86,417,306
                                      -----------        -----------         -----------
          Net assets at
            end of year                     52,081,987         24,648,491          92,724,958
                                      ===========        ===========         ===========
The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1996

                                         Fidelity           Fidelity            Fidelity
                                     Intermediate           Overseas         U.S. Equity
                                        Bond Fund         Fund         Index Fund
                                     ------------          ---------         -----------
                                   $            $            $

Interest and dividend income                   187,310              80,809       97,745

Realized gains (losses)on
  sales of investments                         (10,405)             73,233            190,533

Unrealized appreciation
 (depreciation) investments                    (34,199)            247,328            590,256

Employee contributions                         497,222             909,160            963,562

Interfund transfers                            361,060          1,399,953           1,611,709

Withdrawals and distributions                 (493,049)           (352,891)          (113,688)
                                        ---------        -----------         -----------
          Net Increase (Decrease)              507,939           2,357,592          3,340,117

          J&L Assets
            Transferred In                     151,003             250,037            328,673

          BCH Assets
            Transferred In                           -                  -            -

          IMPCO Assets
            Transferred In                           -            -           2,165,556

          Net assets at
            beginning of year                2,413,078           2,842,068          1,541,520
                                             ----------        -----------          ----------
          Net assets at
            end of year                      3,072,020          5,449,697           7,375,866
                                            ==========        ===========          ==========
The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1996

                                    Harnischfeger           Fidelity
                                     Common Stock      Asset Manager            Loans to
                                      Fund         Fund        Participants
                                    -------------      -------------        ------------
                                   $            $            $

Interest and dividend income         172,015              77,738            -

Realized gains (losses)on
  sales of investments             1,924,433              25,267            -

Unrealized appreciation
 (depreciation) investments        5,050,261             176,633            -

Employee contributions               713,045             465,975            -

Interfund transfers                1,421,263            969,476             239,090

Withdrawals and distributions     (1,150,085)            (70,185)          (117,679)
                                      -----------           --------           ---------
  Net Increase (Decrease)            8,130,932           1,644,904            121,411

          J&L Assets
            Transferred In                    -            -            168,604

          BCH Assets
            Transferred In                    -            -            -

          IMPCO Assets
            Transferred In                    -            -             477,078

          Net assets at
            beginning of year               25,003,120           1,441,145          4,423,730
                                      -----------         ----------          ----------
          Net assets at
            end of year               33,134,052          3,086,049           5,190,823
                                      ===========         ==========          ==========

The accompanying notes are an integral part of these financial statements.

HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED OCTOBER 31, 1996



                                            Total
                                            -----------
                                         $

Interest and dividend income                       16,513,148

Realized gains (losses)on
  sales of investments                              1,226,941

Unrealized appreciation
 (depreciation) investments                         4,100,539

Employee contributions                             18,417,287

Interfund transfers                            -

Withdrawals and distributions                     (15,288,113)
                                          -------------

          Net Increase (Decrease)                  24,969,802

          J&L Assets Transferred In                 5,619,166

          BCH Assets Transferred In                   136,680

          IMPCO Assets Transferred In              17,002,236

          Net assets at beginning of year         179,036,059
                                           ------------
          Net assets at end of year               226,763,943
                                           ============

The accompanying notes are an integral part of these financial statements.


HARNISCHFEGER INDUSTRIES EMPLOYEES' SAVINGS PLAN
------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
-----------------------------
OCTOBER 31, 1997 AND 1996
--------------------------
(1)     PLAN HISTORY

        Harnischfeger Corporation established the
        Harnischfeger Corporation Employee Savings and Protection Plan effective April 1, 1984
        (the "Harnischfeger Plan").  Effective
        March 2, 1987, sponsorship of the
        Harnischfeger Plan was assumed by
        Harnischfeger Industries, Inc. (the
        "Company") and the Plan was renamed the
        Harnischfeger Industries Employees' Savings
        Plan (the "Plan"). The Plan was amended and restated July 1, 1995 to incorporate all previous Plan amendments. The term
        "Company" as used in these financial
        statements refers to Harnischfeger
        Industries, Inc. and its subsidiaries
        excluding Joy Technologies Inc. and Dobson
        Park Industries plc.

        Plans merged into the Plan during 1997 were MPH Crane, Inc. ("MPH") on March 7, 1997 and Morris Mechanical Handling, Inc.
        ("Morris") on July 16, 1997.  As of June 1,
        1997, employees of Mondel Engineering Ltd.
        became eligible to participate in the Plan.

        Plan assets merged into the Plan during
        1996 were J&L Fiber Services, Inc. ("J&L") on February 1, 1996 and Birmingham Crane &
        Hoist, Inc. ("BCH") on April 15, 1996. Plan assets were merged into the Plan for the Pulp Machinery Division purchased from
        Ingersoll-Rand Company ("IMPCO") on July
        15, 1996 and on December 12, 1996.

(2)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation
       ---------------------
        The accompanying financial statements have been prepared on the accrual basis.

        Use of Estimates
       ----------------
        The preparation of financial statements
        requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

        Investments
       -----------
        Investments are stated at fair market value except guaranteed investment contracts which are stated at contract value.
        Contract value represents contributions
        made under the contract, plus interest at the contract rate, less participant withdrawals. Unrealized gains and losses on investments are computed based upon market values at the beginning of the year, or acquisition cost if acquired during the year, and market values at the end of the year. Realized gains and losses are recorded based upon market values at the time of sale.


(3)     PLAN PROVISIONS

        The following description of the Plan
        provides only general information.
        Participants should refer to the Plan
        Document for a more complete description of the Plan's provisions.

        Plan Purpose
       ------------
        The purposes of the Plan are to encourage savings by employees and to assist them in meeting major financial needs, supplementing retirement benefits and acquiring an equity interest in the Company.

        Plan Administration
       -------------------
        The Plan is administered by a seven-member
        Pension and Investment Committee (the
        "Committee").

        The assets of the Plan are trusteed by
        Fidelity Management Trust Company
        ("Fidelity") and detailed records of
        participants' accounts are maintained by
        Fidelity Institutional Retirement Services
        Company.

        Substantially all administrative expenses of the Plan are paid or accrued for by the Company.

        Eligibility
       -----------
        Substantially every U.S. employee of the Company (except any employee who is covered by a collective bargaining agreement which does not provide for such employee's participation in the Plan) is eligible to participate in the Plan. An eligible employee may become an active participant in the Plan on the first day of any month in which he meets all of the requirements for eligibility. The Plan is subject to the provisions of the Employee Retirement
        Income Security Act of 1974 ("ERISA").

        Contributions
       -------------
        Participants may elect to make regular
        contributions to the Plan of up to ten
        percent of their pre-tax earnings ("salary reduction contributions"). Participants may also make additional contributions of up to ten percent of after-tax earnings.
        Pre-tax contributions are subject to
        Internal Revenue Service guidelines.

        The Company may, at its discretion, make a profit sharing contribution as determined by the Company. There were no Company contributions made to the Plan for fiscal years ended 1997 and 1996. The Company profit sharing contributions are allocated to each active participant on a pro rata basis on such employee's base earnings, up to $100,000, for the fiscal year ended
        October 31.  The Company profit sharing
        contributions are invested 100 percent in the Harnischfeger Common Stock Fund.

        Investment Options
       ------------------
        Each participant elects to invest his
        contribution in one or more of the
        investment funds offered under the Plan.
        Such elections are made directly to
        Fidelity at the discretion of the
        participant.  The investment funds
        currently available to Plan participants are as follows:

              Fidelity Magellan Fund
             ----------------------
              This is a capital appreciation mutual
              fund which invests primarily in
              common stocks of companies which are
              expected to demonstrate long-term
              earnings growth greater than the
              economy as a whole.  This fund had
              3,181 and 2,934 participants at
              October 31, 1997 and 1996,
              respectively.

              Fidelity Equity Income Fund
             ---------------------------
              This stock fund, which had 2,156 and
              1,732 participants as of October 31,
              1997 and 1996, respectively, invests
              in income-producing common stocks or
              preferred stocks whose prospects for
              appreciation in both value and
              dividend income are deemed favorable.
              The fund looks for a dividend yield
              that exceeds the average yield of the
              "Standard & Poor's 500".

              Fixed Income Fund
             -----------------
              This fund invests primarily (i) in
              government obligations, treasury
              bills, certificates of deposit,
              commercial paper, bonds, notes and
              other evidences of indebtedness and
              other obligations of a similar nature
              expected to produce a fixed income,
              (ii) in a deposit account, deposit
              administration fund, guaranteed
              investment contract ("GIC") or
              similar fund or contract maintained
              by a legal reserve life insurance
              company pursuant to an agreement with
              or a group annuity contract issued by
              such insurance company, or (iii) in a
              combination of investments permitted
              under (i) and (ii) above.  This fund
              had 3,444 and 3,503 participants as
              of October 31, 1997 and 1996,
              respectively.



              Fidelity Intermediate Bond Fund
             -------------------------------
              This fund invests in high and upper
              medium grade fixed-income obligations
              with an average maturity of three to
              ten years.  Investments include
              obligations (i) of U.S. and foreign
              corporations, (ii) issued or
              guaranteed by the U.S. government or
              any of its agencies, (iii) of U.S.
              banks, including certificates of
              deposit and bankers' acceptances, and
              (iv) other instruments of comparable
              quality to those mentioned above,
              which are expected to produce
              attractive levels of current income.
              There were 631 and 606 participants
              as of October 31, 1997 and 1996,
              respectively.

              Fidelity Overseas Fund
             ----------------------
              The Overseas fund seeks long-term
              capital appreciation primarily
              through investments in foreign
              securities.  There were 1,077
              participants at October 31, 1997 and
              818 participants at October 31, 1996.

              Spartan U.S. Equity Index Fund
             ------------------------------
              (formerly the Fidelity U.S. Equity
             ----------------------------------
               Index Fund)
             ------------
              This fund seeks investment results
              that correspond to the total return
              performance of the Standard & Poor's
              500 Stock Index.  The total return
              performance is the combination of
              capital changes and income.  At
              October 31, 1997 and 1996, this fund
              had 1,221 and 761 participants,
              respectively.

              PIMCO Total Return Fund
             -----------------------
              This fund invests 65% of its assets
              in a diversified portfolio of fixed
              income securities of varying
              maturities averaging three to six
              years, up to 10% may be invested in
              fixed income securities that are
              rated below investment grade but
              rated B or better by Moody's or S&P
              and also may invest up to 20% of its
              assets in foreign denominated
              securities and an additional 5%
              beyond that limit in U.S. dollar-denominated securities of foreign issuers. As of October 31, 1997, there were 104 participants in this fund.


              PBHG Growth Fund
             ----------------
              This fund seeks capital appreciation
              by investing in small and medium
              sized company common stocks and
              securities convertible into common
              shares, but also may invest up to 5%
              of its assets in warrants and rights
              to purchase common stock.  There were
              457 participants as of October 31,
              1997.



              PIMCO Capital Appreciation Fund
             -------------------------------
              This fund seeks growth of capital and
              invests primarily in common stocks of
              the 1,000 largest companies, by
              market capitalization, that have
              improving factors such as growth of
              earnings and dividends.  There were
              328 participants in the fund as of
              October 31, 1997.

              Harnischfeger Common Stock Fund
             -------------------------------
              This fund invests exclusively in the
              common stock of Harnischfeger
              Industries, Inc.  The fund encourages
              employee ownership while seeking
              long-term capital appreciation.  At
              October 31, 1997 and 1996, this fund
              had 3,541 and 3,504 participants,
              respectively.

              Fidelity Asset Manager Fund
             ---------------------------
              This mutual fund maintains a mix of
              investments in domestic and foreign
              stocks, bonds, and short-term
              instruments with the expectation of
              achieving a long-term high total
              return.  This fund had 503
              participants at October 31, 1997 and
              360 participants at October 31, 1996.

        Vesting of Participant Accounts
       -------------------------------
        Participants vest in accordance with the plan provisions defined in the Plan
        Document.

        Participant Loans
      ------------------
        Participants are allowed to obtain loans from the Plan which are drawn against their investment accounts, subject to limitations of the Plan, and bear interest rates of 2% over prime as of the date of the loan.

        Distributions
      --------------
        Upon termination of employment with the
        Company for any reason, including
        resignation, retirement, dismissal, long-term disability or death, participants (or designated beneficiaries) are paid the vested amounts due them by payment in: (1) a lump sum, or (2) substantially equal quarterly or annual installments over a period not to exceed the lesser of (a) 10 years or (b) the life expectancy of the participant or, if the participant has designated a beneficiary who is an individual, the joint and last survivor expectancy of the participant and his designated beneficiary or (3) a combination of a lump sum and installment payments.
        Payment may be made in cash or property
        (fair market value at date of distribution as determined by the trustee).

        Participants may request that distribution of their accounts be invested in the Harnischfeger Common Stock Fund.

        In the event of financial hardship, a
        participant may apply for a withdrawal of all or any portion of the salary reduction contributions credited to his account.
        Withdrawals during employment of salary
        reduction contributions may be granted by the Committee only if the participant can demonstrate to the satisfaction of the Committee that a financial hardship exists within the definitions of the Internal
        Revenue Code.

(4)     PLAN TERMINATION

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(5)     FEDERAL INCOME TAXES

        The Internal Revenue Service has determined and informed the Company by a letter dated
        January 8, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue
        Code ("IRC"). The Plan has been amended since receiving the determination letter.
        However, the plan administrator and the
        Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. As the Plan is qualified under the provisions of Section 401(a) of the IRC, it is exempted from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        With respect to participants, pre-tax
        contributions to the Plan are excluded from wages subject to federal and most state income taxes. Earnings on contributions are not taxable until distributed.

(6)     OTHER

        On March 30, 1998, Harnischfeger
        Industries, Inc. announced the sale of
        approximately 80 percent of the Company's
        P&H Material Handling unit to Chartwell
        Investments, Inc.  The final contribution
        to the 401k plan for these participants was
        completed on March 31, 1998.  Morris
        Material Handling (formerly P&H Material
        Handling) immediately established its own
        401k plan "Morris Material Handling, Inc.
        Employee Savings Plan".  Asset balances
        will be transferred to this new plan on
                June 1, 1998.


(7)  INVESTMENTS
          The following relates to investment shares, net asset values and market value at October 31.

                                     1997
                       -------------------------------------------
                                           Net
                       Number            Asset            Fair Market
Funds                       of Shares         Value                 Value
--------------------------- -------------  -------------- ----------------
Investments at
  Fair Value as Determined
  by Quoted Market Price:

  Fidelity Magellan Fund                   643,817.1                        $96.45                       $ 62,096,161
  Fidelity Equity
       Income Fund                              673,599.2                         51.18                    34,474,806
  Fidelity Intermediate
       Bond Fund                                     302,405.7                         10.18                     3,078,489
  Fidelity Overseas Fund                   216,260.8                         34.12                     7,378,819
  Spartan U.S. Equity
       Index Fund                                         435,599.5                         33.17                    14,448,834
  Fidelity Asset
       Manager Fund                             225,248.7                         18.77                     4,227,919
  Harnischfeger Common
       Stock Fund                                         792,835.0                         39.38                    31,221,844
  PBHG Growth Fund                              126,006.0                         26.23                     3,305,139
  PIMCO Capital
       Appreciation Fund                   135,265.6                         23.49                     3,177,390
  PIMCO Total Return Fund                   55,486.0                         10.80                       599,249

Investments at
      Estimated Fair Value:

  Loans to Participants                            -                          1.00                     5,294,933
Investments at Contract Value:

  Fixed Income Fund                                     -                          1.00                    90,505,365
                                                                                                              ------------
                                                                                                              $259,808,948
                                                                                                              ============

The following information relates to
  investment gain (loss) activity during the periods.


                                                                                                 Realized Gains (Losses)
                                                                             -------------------------------------------------
  Fund                                                         1997                                    1996
----------------------------                                -------                                 ------------
  Fidelity Magellan Fund                                $1,191,213                                  $(1,185,031)
  Fidelity Equity Income Fund                    640,409                                 208,911
  Fidelity Intermediate
        Bond Fund                                                     (6,189)                                (10,405)
  Fidelity Overseas Fund                               78,021                                  73,233
  Spartan U.S. Equity
        Index Fund                                         648,925                                 190,533
  Fidelity Asset Manager Fund                     26,655                                  25,267
  Harnischfeger Common
        Stock Fund                                         408,434                               1,924,433
  PBHG Growth Fund                                         (36,676)                                      -
  PIMCO Capital
        Appreciation Fund                                 884                                       -
  PIMCO Total Return Fund                                (290)                                      -
                                                             -----------                                  -----------
                                                             $2,951,386                                   $1,226,941
                                                             ===========                                  ===========

(7)  INVESTMENTS
          The following relates to investment shares, net asset values and market value at October 31.

                                                               1996
                                                                                      ----------------------------------
                                                                          Net
                                                   Number               Asset                        Fair Market
Funds                                                of Shares               Value                         Value
--------------------- --------------------------          ---------              ------                       ------------
Investments at Fair
  Value as Determined
  by Quoted Market Price:

  Fidelity Magellan Fund                   666,010.8              $77.85                        $51,848,938
  Fidelity Equity
        Income Fund                             580,885.2               42.27                    24,554,017
  Fidelity Intermediate
        Bond Fund                                         302,222.5               10.11                     3,055,470
  Fidelity Overseas Fund                   174,337.8               31.08                     5,418,419
  Spartan U.S. Equity
        Index Fund                              283,768.5               25.84                     7,332,578
  Fidelity Asset
        Manager Fund                            181,679.8               16.91                     3,072,206
  Harnischfeger Common
        Stock Fund                              827,517.2               40.00                    33,100,688
  PBHG Growth Fund                                      -                   -                             -
  PIMCO Capital
        Appreciation Fund                          -                   -                             -
  PIMCO Total Return Fund                          -                   -                             -

Investments at Estimated
      Fair Value:

  Loans to Participants                            -                1.00                     5,190,823

Investments at Contract Value:

  Fixed Income Fund                                     -                1.00                    92,577,208
                                                                                                    ------------
                                                                                                    $226,150,347
                                                                                                    ============

  The following information relates to investment gain (loss) activity during the periods.

                                               Change in Unrealized
                                            Appreciation (Depreciation)
                                            ------------------------------
  Fund                                         1997              1996
-----------------------                     -----------     --------------
  Fidelity Magellan Fund                         $10,796,938    $ (4,375,827)
  Fidelity Equity Income Fund                      4,988,690       2,446,087
  Fidelity Intermediate Bond Fund                     26,180         (34,199)
  Fidelity Overseas Fund                             483,022         247,328
  Spartan U.S. Equity Index Fund                   1,938,067         590,256
  Fidelity Asset Manager Fund                        342,372         176,633
  Harnischfeger Common Stock Fund                   (691,257)      5,050,261
  PBHG Growth Fund                                    97,735               -
  PIMCO Capital Appreciation Fund                    402,632               -
  PIMCO Total Return Fund                             11,169               -
                                                 -------------    -----------
                                                $ 18,395,548     $ 4,100,539
                                                 =============    ===========

HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN                            Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                                                      Information
OCTOBER 31, 1997                                                                                                Schedule I

                                       Description of         Cost
      Identity of  Issue                   Investment     of Asset
----------------------------------       ------------    --------------
Employer's Stock Fund:
Harnischfeger Industries, Inc.
   Common Stock                        Common Stock         $18,071,203

Mutual Stock Funds:
Fidelity Equity Income Fund                Open-end          24,903,402
Fidelity Overseas Fund                      Mutual            6,582,959
Spartan U.S. Equity Index Fund               Funds           11,329,513
                                                              ----------
                                                             42,815,874
Mutual Bond Funds:
Fidelity Intermediate Bond Fund      Open-end Mutual          3,075,831
PIMCO Total Return Fund                       Funds             588,387
                                                              ----------
                                                              3,664,218
Diversification Fund:
Fidelity Asset Manager Fund            Open-end Fund          3,695,525

Growth Funds:
Fidelity Magellan Fund                   Open-end            46,880,757
PBHG Growth Fund                           Funds              3,234,104
PIMCO Capital Appreciation Fund                               2,789,723
                                                             ----------
                                                             52,904,584
Fixed Income Securities:
Fidelity Cash Portfolio, at 5.53%          Open-end           4,786,091
Lincoln National Guaranteed
  Investment Contract, at 6.08%         June 30, 1999         5,406,420
Prudential Insurance Company
  of America Guaranteed
  Investment Contract, at rates            Dec., 97
 ranging from 2.46% to 4.51%              thru Sept. 98       5,841,862
CDC Capital Guaranteed Investment
  Contract, at 6.15%                     March 31, 1998       2,010,164
Provident Life & Accident Guaranteed
  Investment Contract, at 5.85%         December 31, 1998     4,659,296
Sun Life of Canada Guaranteed
  Investment Contract, at                   Mar., 2000
   rates ranging from 6.74% to 6.99%       thru June, 2000   10,338,099
Connecticut General Guaranteed
   Investment Contract, at 7.35%          December 31, 1997   7,469,389
Deutsche Bank Guaranteed Investment
   Contract, at rates ranging
    from 5.66% to 6.13%                     November, 1997    8,014,075
New England Mutual Guaranteed
     Investment Contract,
     at rates ranging from                    Dec., 1998
   4.55% to 6.0%                            thru Dec., 2001     114,273
New York Life Guaranteed
     Investment Contract, at 6.05%        September 30, 1998  4,585,625
Ohio National Life Insurance
     Company at 5.90%                     September 30, 1999  4,440,362
Peoples Security Life, at 7.31%               Dec., 1997
                                             thru Aug., 2001  4,335,999
Principal Mutual at 7.20%                 May 31, 2001        4,331,509
Protective Life Guaranteed
     Investment, at 6.05%                    June 30, 1998    3,439,219
Safeco Life Insurance at 7.14%           September 9, 1998    4,041,471
Security Life of Denver at 6.07%           March 2, 1998      4,786,372
SunAmerica Life Insurance
      Guaranteed Investment Contract,
      at 6.02%                           December 31, 1998    4,416,276
Rabo Bank Nederland ABS Guaranteed
     Investment Contract, at 6.69%       November 17, 1997    2,003,116
State Street Bank Guaranteed
     Investment Contract at 6.44%        November 25, 1997    2,986,487
Union Bank of Switzerland Guaranteed
     Investment Contract at 5.94%             Dec., 1997
                                           thru Apr., 1998    2,499,260
                                                             ------------
                                                             90,505,365
Outstanding Loan Balance                                      5,294,933
                                                             ------------
Total Assets Held For Investment                           $216,951,702
                                                            ============

HARNISCHFEGER INDUSTRIES, INC. EMPLOYEES' SAVINGS PLAN                     Additional
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES                                          Information
OCTOBER 31, 1997                                                                                         Schedule I

                                                                                             Fair Market
              Identity of  Issue                                                     Value
-------------------------------------------                            --------------
Employer's Stock Fund:
Harnischfeger Industries, Inc. Common Stock                               $31,221,844

Mutual Stock Funds:
Fidelity Equity Income Fund                                                          34,474,806
Fidelity Overseas Fund                                                                     7,378,819
Spartan U.S. Equity Index Fund                                                  14,448,834
                                                                                              -----------
                                                                                          56,302,459
Mutual Bond Funds:
Fidelity Intermediate Bond Fund                                                       3,078,489
PIMCO Total Return Fund                                                                           599,249
                                                                                              -----------
                                                                                           3,677,738
Diversification Fund:
Fidelity Asset Manager Fund                                                           4,227,919

Growth Funds:
Fidelity Magellan Fund                                                                    62,096,161
PBHG Growth Fund                                                                                3,305,139
PIMCO Capital Appreciation Fund                                                       3,177,390
                                                                                             ------------
                                                                                          68,578,690
Fixed Income Securities:
Fidelity Cash Portfolio, at 5.53%                                                4,786,091
Lincoln National Guaranteed
  Investment Contract, at 6.08%                                                  5,406,420
Prudential Insurance Company
  of America Guaranteed
  Investment Contract, at rates
  ranging from 2.46% to 4.51%                                                              5,841,862
CDC Capital Guaranteed
  Investment Contract, at 6.15%                                                  2,010,164
Provident Life & Accident Guaranteed
  Investment Contract, at 5.85%                                                  4,659,296
Sun Life of Canada Guaranteed
  Investment Contract, at
   rates ranging from 6.74% to 6.99%                                       10,338,099
Connecticut General Guaranteed
   Investment Contract, at 7.35%                                                 7,469,389
Deutsche Bank Guaranteed Investment
    Contract, at rates ranging
    from 5.66% to 6.13%                                                                    8,014,075
New England Mutual Guaranteed
     Investment Contract,
     at rates ranging from 4.55% to 6.0%                                           114,273
New York Life Guaranteed Investment
     Contract, at 6.05%                                                                    4,585,625
Ohio National Life Insurance
     Company at 5.90%                                                                      4,440,362
Peoples Security Life, at 7.31%                                                  4,335,999
Principal Mutual at 7.20%                                                             4,331,509
Protective Life Guaranteed
     Investment, at 6.05%                                                             3,439,219
Safeco Life Insurance at 7.14%                                                   4,041,471
Security Life of Denver at 6.07%                                                 4,786,372
SunAmerica Life Insurance
      Guaranteed Investment Contract,
      at 6.02%                                                                                       4,416,276
Rabo Bank Nederland ABS Guaranteed
      Investment Contract, at 6.69%                                                   2,003,116
State Street Bank Guaranteed
      Investment Contract at 6.44%                                                         2,986,487
Union Bank of Switzerland Guaranteed
      Investment Contract at 5.94%                                                         2,499,260
                                                                                             ------------
                                                                                          90,505,365
Outstanding Loan Balance                                                                   5,294,933
                                                                                             ------------
Total Assets Held For Investment                                                   $259,808,948
                                                                                             ============

HARNISCHFEGER INDUSTRIES EMPLOYEES'                    Additional
SAVINGS PLAN                                                    Information
5500-ITEM 27(d)                           Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1997


IDENTITY OF                DESCRIPTION           PURCHASE             SELLING     LEASE
PARTY INVOLVED             OF ASSET                PRICE              PRICE           RENTAL
--------------             -----------           --------             -------        -------
FMTC Inst.
 Money Market         Money Market
                                             Securities
406 Purchases                                                      $33,498,860
480 Sales                                                                                        $33,397,531           N/A

Fidelity Magellan                    Growth Fund
 247 Purchases                                                     $10,693,838
 230 Sales                                                                                            $12,434,766           N/A

Fidelity Equity
  Income                                  Income Fund
 241 Purchases                                                     $10,292,943
 197 Sales                                                                                            $6,001,240            N/A

Spartan U.S.
  Equity Index
 233 Purchases                       Income Fund                        $8,042,309
 145 Sales                                                                                            $3,513,044            N/A

HARNISCHFEGER INDUSTRIES EMPLOYEES'                                          Additional
SAVINGS PLAN                                                                           Information
5500-ITEM 27(d)                                                                        Schedule II
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED OCTOBER 31, 1997

                   EXPENSE                        CURRENT VALUE
IDENTITY OF        INCURRED WITH       COST OF       OF ASSET ON      NET
PARTY INVOLVED     TRANSACTION         ASSET     TRANSACTION DATE   GAIN(LOSS)
----------------  --------------      -------     ----------------  -----------
FMTC Inst.
 Money Market
406 Purchases                                       $33,498,860
480 Sales             None        $33,397,531       $33,397,531        None.

Fidelity Magellan
 247 Purchases                                      $10,693,838
 230 Sales            None        $10,113,176       $12,434,766    $2,321,590

Fidelity Equity
  Income
 241 Purchases                                      $10,292,943
 197 Sales            None         $4,998,888        $6,001,240    $1,002,352

Spartan U.S.
  Equity Index
 233 Purchases                                       $8,042,309
 145 Sales            None         $3,147,248        $3,513,044      $365,796


                     SIGNATURES
                     ----------
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

              HARNISCHFEGER INDUSTRIES
              EMPLOYEES' SAVINGS PLAN
                   (Name of Plan)




Date:   April 29, 1998  By:  /s/ Francis M. Corby, Jr.
                     -------------------------
                        Francis M. Corby, Jr.
                    Executive Vice President For
                    Finance and Administration
                    and Chief Financial Officer
                    Harnischfeger Industries, Inc.

         CONSENT OF INDEPENDENT ACCOUNTANTS
        ------------------------------------
   We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-23985) of Harnischfeger Industries, Inc. of our report dated April 27, 1998 appearing on page 1 of this Annual Report on Form 11-K.

   Price Waterhouse LLP
   Milwaukee, Wisconsin
   April 29, 1998